Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Phillips Petroleum Company
                                                   Commission File No. 001-00720


On or after November 26, 2001, Phillips Petroleum Company used the following materials at a presentation to employees of Phillips Petroleum Company. The following presentation materials will be used by Phillips Petroleum Company at its upcoming analyst and investor meetings.

                                     * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com.

     Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001 and filed with the SEC on March 29, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

                                    * * * *

     CREATING VALUE THROUGH
     PERFORMANCE


     JIM MULVA
     CHAIRMAN AND CEO

                                                  [NYSE: "P" TICKER SYMBOL LOGO]

TWO YEAR TRANSFORMATION                                 ["P" TICKER SYMBOL LOGO]


                                              Tosco Acquisition
                                              -----------------
                                              Announced 02/01 - Completed 09/01

                                        ARCO Alaska Acquisition
                                        -----------------------
                                        Announced 03/00 - Completed 04/00

                                  Chevron Phillips Chemical JV
                                  ----------------------------
                                  Announced 02/00 - Completed 07/00

                            Duke Energy Field Services JV
                            -----------------------------
                            Announced 12/99 - Completed 03/00

                       Strategy Presented to Investors
                       -------------------------------
                       September 23, 1999

ARCO ALASKA AND TOSCO                                   ["P" TICKER SYMBOL LOGO]

->   Acquired a virtual domestic integrated oil company
     - 2B BOE reserves with 357,000 BOEPD production
     - 1.3 MMBOPD refining capacity
     - Nationwide marketing presence
     - $7B stock / $7B cash / $2B debt
->   Results
     - Accretive to earnings individually and in aggregate
     - Over $3B additional CFOA over last 6 quarters
     - More than doubled size of company

[Bar graphs depicting the following information (Sept. 2001 YTD Annualized):

ARCO ALASKA

ROGIC  - 17.7%
ROGIC* - 21.5%

TOSCO

ROGIC  - 6.6%
ROGIC* - 11.8%

TOTAL PHILLIPS

ROGIC  - 11.5%
ROGIC* - 12.8%

* Excludes impact of purchase method of accounting for Alaska and Tosco acquisitions]

[Bar graphs depicting the following information:

DEBT ($MM)

YE 1999             4.3

YE 1999
With Acquisitions  13.1 (of which 2.1 is Tosco-related, 6.7 is ARCO Alaska-
                         related, and 4.3 is Phillips Petroleum
                         Company-related)
Sept. 30, 2001      7.9


EQUITY ($MM)

YE 1999             5.2

YE 1999
With Acquisitions  12.2 (of which 7.0 is Tosco-related and 5.2 is Phillips
                         Petroleum Company-related)
Sept. 30, 2001     15.1

DEBT RATIO (percent)

1999              45%
2000              51%
Sept. 30, 2001    34%]

COMPANY / STRATEGIC ASSESSMENT                          ["P" TICKER SYMBOL LOGO]

-> Remain strong integrated company

-> Business lines positioned to compete

-> Strong financial position

-> Platform for further growth and performance

BUSINESS ENVIRONMENT                                    ["P" TICKER SYMBOL LOGO]

2002 / 03 compared to 2001

-> Weakened economy

-> Increased volatility in oil and gas prices

-> Higher normalized downstream returns

-> Weak chemicals demand

-> Continuing consolidation

CAPITAL EMPLOYED                                        ["P" TICKER SYMBOL LOGO]

[Bar graphs depicting the following information:

1999

Chemicals - 12%
RM&T      - 16%
E&P       - 72%

2001

Chemicals -  7%
RM&T      - 50%
E&P       - 43%]

TACTICAL PLAN                                           ["P" TICKER SYMBOL LOGO]

*  WHERE WE ARE          ->  43% E&P, 50% RM&T
*  WHERE WE ARE HEADED   ->  65% E&P, 30% RM&T
*  HOW TO ACCOMPLISH     ->  ORGANIC AND M&A
*  RESULT                ->  INTEGRATION / BALANCE

[Picture of workers installing pipelines]
                                        PROFITABLE GROWTH IN E&P

                                        *  DELIVER LEGACY ASSETS
                                           ->  ON TIME
                                           ->  AT OR UNDER BUDGET

                                        *  ENHANCE EXPLORATION PROGRAM

                                        *  MAINTAIN COMPETITIVE F&D COSTS

                                        *  INCREASE NORTH AMERICA GAS POSITION

                                        *  BE PATIENT AND OPPORTUNISTIC

6-YEAR PRODUCTION PROFILE                               ["P" TICKER SYMBOL LOGO]

[Graph depicting the amount in Thousand Barrels of Oil Equivalent Daily for Exploration, Alaska Venezuela Timor Sea China (Projects) and Base :

                 2000    01      02      03      04      05      2006

Base             693.6   820     811     827     845     850     828
Projects         6       2       17      39      125     128     184
Exploration      0       0       2       6       21      41      80

AVERAGE ANNUAL GROWTH RATE: 6%
AVERAGE OECD PORTION: 87%]

RESERVES                                                ["P" TICKER SYMBOL LOGO]

[Pie charts depicting the following information:

           2001                                              2010
          5 BBOE                                            9 BBOE

        OECD    Non-OECD                                  OECD    Non-OECD
        81%     19%                                        63%      37%


                                                  Company estimates]

PRODUCTION                                              ["P" TICKER SYMBOL LOGO]

[Pie charts depicting the following information:

           2001                                              2010
        820 MBOED                                        1,650 MBOED

        OECD    Non-OECD                                  OECD    Non-OECD
         94%     6%                                        73%      27%


                                                  Company estimates]

[Picture of Los Angeles Refinery - Carson]

                                CAPTURING VALUE IN REFINING & MARKETING

                                * BECOME LOW COST EFFICIENT REFINER

                                * RATIONALIZE MARKETING

                                * OPTIMIZE SUPPLY CHAIN

                                * LEVERAGE REFINING FOR GLOBAL E&P PROJECTS

                                * DEVELOP CLEAN FUELS TECHNOLOGY

                                -----------------------------------------
                                   Moved from niche to national refiner
                                -----------------------------------------

REFINING SUPPLY AND DEMAND                              ["P" TICKER SYMBOL LOGO]

[Line graph depicting the indexed capacity and consumpation:



                          1970     71       72       73       74       75       76       77       78       79       80       81
Global refining capacity  100%     107.90%  116.10%  125.10%  132.80%  137.60%  143.70%  148.10%  151.70%  154.60%  158.90%  157.50%
Global oil consumption    100%     105.50%  113.20%  122.40%  120.40%  119.20%  126.70%  131.30%  136.90%  139.30%  133.50%  129.60%

                          82       83       84       85       86       87       88       89       90       91       92       93
Global refining capacity  151.80%  147.90%  144.70%  142.40%  142.30%  143.80%  143.00%  145.30%  145.70%  145.90%  142.90%  144.40%
Global oil consumption    125.80%  125.40%  127.60%  127.70%  131.70%  134.50%  138.30%  141.00%  143.20%  143.30%  144.40%  143.80%

                          94       95       96       97       98       99       2000
Global refining capacity  146.90%  149.70%  151.80%  155.70%  156.80%  158.90%  159.60%
Global oil consumption    146.70%  149.00%  152.30%  156.30%  156.70%  160.30%  161.60%

                                  Source: BP Statistical Review of World Energy]

                                                        ["P" TICKER SYMBOL LOGO]

BALANCED REFINING CAPACITY

Map of the United States depicting refining capacity percentage shares:
   -  East coast: PADD I, 430 MBOD, 25% Share*
   -  Middle-west states: PADD II, 286 MBOD, 8% Share*
   -  Southern states: PADD III, 593 MBOD, 8% Share*
   -  Mountain states: PADD IV, 25 MBOD, 5% Share*
   -  West coast: PADD V, 347 MBOD, 11% Share*

                                                    * Source: Oil & Gas Journal

10% OF U.S. REFINING CAPACITY

JV PORTFOLIO

                                      Maintain 30% of DEFS
[PHOTOGRAPH OF PLANT EMPLOYEE]
                                         -> Remain top NGL producer
                                         -> Continue consolidation effort
                                         -> Maintain high ROCE

  Maintain 50% of CPChem
                                             [PHOTOGRAPH OF CHEVRON PHILLIPS
     -> Capture $200MM in synergies           CHEMICAL COMPANY LP CEDAR BAYOU
     -> Maintain capital discipline           PLANT SIGN]
     -> Upside potential

FINANCIAL PLAN                                          ["P" TICKER SYMBOL LOGO]


-> Maintain A credit rating short term

-> Move debt ratio to ~30%/AA credit rating

-> Fund capital program--legacy assets

-> Pay competitive dividend

-> Balance with share repurchases

THE NEW PHILLIPS                                        ["P" TICKER SYMBOL LOGO]

                            -> People

                            -> Technology

                            -> Relationships

                            -> Investment decisions

                           --------------------------
                           CREATING SHAREHOLDER VALUE
                           --------------------------

                                                  [NYSE: "P" TICKER SYMBOL LOGO]

                                                        ["P" TICKER SYMBOL LOGO]

CASH GENERATION

-----------------------------------------------------------------------
$Billion             Description
-----------------------------------------------------------------------
    +7.4             1Q00-3Q01 CFOA
    +2.1             Proceeds from contribution of assets to JVs (2000)
    +1.1             Asset dispositions
   -----
   +10.6             Cash raised (non financing)
-----------------------------------------------------------------------
    -4.2             1Q00-3Q01 capital expenditures
   -----                                                       ---------------
    +6.4             Cash after capex                          |12/31/99 debt|
---------------------------------------------------------------|   $4.3 B    |
    -6.4             ARCO Alaska acquisition                   |             |
   -----                                                       |12/31/00 debt|
     0               Cash after ARCO                           |   $6.9 B    |
---------------------------------------------------------------|             |
    -1.0             1Q00-3Q01 net issuance of debt            |9/30/01 debt |
    -2.4             Assumed debt (Tosco and ARCO)             |   $7.9 B    |
    -0.2             MSLP incurred debt, other                 ---------------
   -----
    -3.6             Total change in debt (12/31/99-9/30/01)
-----------------------------------------------------------------------

MANAGING THE BUSINESS                                   ["P" TICKER SYMBOL LOGO]

         -> Management team
             -> Entrepreneurial spirit
             -> Balance of commercial and technical skills
             -> Financial/cost discipline
             -> Ability to operate large, complex facilities
             -> Ability to execute and integrate large transactions -> Blended cultures--best of the best

         -> Accountability
             -> Shareholder return
             -> Capital efficiency
             -> Compensation/promotion tied to performance